Pearl Cohen LLP

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Doroni Aerospace, Inc.
CIK No. 0001890225
SEC File No. 024-12693
Amendment on Form 1-A/A
Filed November 4, 2026
Accession No. 0001683168-26-008286

Re: Doroni Aerospace, Inc. - Post-Qualification Amendment to Offering Statement on Form 1-A

Ladies and Gentlemen:

Doroni Aerospace, Inc. (the “Company”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”), pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended, to withdraw the Company’s amendment on Form 1-A/A filed with the Commission on November 4, 2026 under SEC File No. 024-12693 and accession number 0001683168-26-008286 (the “Form 1-A/A filed on November 4, 2026”).

The Company’s underlying Offering Statement on Form 1-A (the “Offering Statement”) was previously qualified by the Commission on March 3, 2026.

The Form 1-A/A filed on November 4, 2026 was submitted as a pre-qualification amendment on Form 1-A/A. However, the Offering Statement had already been qualified by the Commission, and the amendment was intended to be filed as a post-qualification amendment. The Form 1-A/A filed on November 4, 2026 has not been qualified by the Commission, and the Company therefore respectfully requests the Commission’s consent to its withdrawal.

For the avoidance of doubt, the Company is requesting withdrawal solely of the Form 1-A/A filed on November 4, 2026. The Company is not requesting withdrawal of its previously qualified Offering Statement or the Regulation A offering established thereby, and this request is not intended to withdraw, terminate, rescind, or otherwise affect the Offering Statement as previously qualified by the Commission, or any securities qualified thereunder.

The Company respectfully requests that the Commission consent to withdrawal of the Form 1-A/A filed on November 4, 2026 effective as of the date of the Commission’s consent, or at the earliest practicable date thereafter. Please direct any questions concerning this request to the undersigned.

Very truly yours,

/s/ Pearl Cohen LLP

Pearl Cohen LLP

BOSTON ● NEW YORK● LOS ANGELES